UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42767

J-Star Holding Co., Ltd.

(Registrant’s Name)

7/F-1, No. 633, Sec. 2, Taiwan Blvd.,

Xitun District, Taichung City 407,

Taiwan (R.O.C.)

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Submission of Matters to a Vote of Security Holders.

On June 8, 2026, J-Star Holding Co., Ltd. (the “Company”) held the Company’s 2026 Annual Meeting of Shareholders (the “Annual Meeting”) at 7/F-1, No. 633, Sec. 2, Taiwan Blvd., Xitun District, Taichung City 407, Taiwan (R.O.C.), and via live webcast. On May 8, 2026 (the “Record Date”), the record date for the Annual Meeting, there were 13,953,333 of the Company’s Class A Ordinary Shares and 6,097,183 of the Company’s Class B Ordinary Shares issued and outstanding and entitled to vote at the Annual Meeting. 4,053,741 Class A Ordinary Shares, which represented approximately 25.33% of the votes of the outstanding Class A Ordinary Shares in the Company and 6,097,183 Class B Ordinary Shares, which represented 100% of the votes of the outstanding Class B Ordinary Shares in the Company, of which were represented in person or by proxy. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Company’s Class B Ordinary Shares shall be entitled to ten (10) votes in respect of each Class B Ordinary Share held by such holder on the Record Date. Six items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders.

1. Shareholders approved the appointment of WWC, P.C. as auditors of the Company for the fiscal year ending December 31, 2026, and to authorize the audit committee of the Company to fix the remuneration of the auditors. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
4,052,488	60,971,830	3,699	0

2. Shareholders approved he re-election of the following persons as Directors of the Company, pursuant to the Company’s Fifth Amended and Restated Memorandum and Articles of Association currently in effect (the “Existing M&A”). The voting results were as follows:

	FOR (Class A Ordinary Shares)	FOR (Class B Ordinary Shares)	AGAINST	ABSTAIN
Jing-Bin Chiang	4,052,312	60,971,830	3,699	176
Ting-Pang Sung	4,052,737	60,971,830	3,499	1
Ching-Chou Huang	4,052,741	60,971,830	3,445	1
Shen-Huei Wang	4,052,477	60,971,830	3,699	11
Ping-Hong Lin	4,052,737	60,971,830	3,449	1

3. Shareholders approved that (A) the Company undertakes a share consolidation whereby (i) 713,953,333 issued Class A Ordinary Shares of a nominal or par value of US$0.50 each, held by the existing shareholders of the Company be consolidated into approximately 2,790,667 Class A Ordinary Shares of a nominal or par value of US$2.50 each, having the rights and being subject to the restrictions set out in the Existing M&A; (ii) 16,046,667 authorized but unissued Class A Ordinary Shares of a nominal or par value of US$0.50 each in the capital of the Company be consolidated into approximately 3,209,333 Class A Ordinary Shares of a nominal or par value of US$2.50 each, having the rights and being subject to the restrictions set out in the Existing M&A; (iii) 6,097,183 issued Class B Ordinary Shares of a nominal or par value of US$0.50 each, held by the existing shareholders of the Company be consolidated into approximately 1,219,437 Class B Ordinary Shares of a nominal or par value of US$2.50 each, having the rights and being subject to the restrictions set out in the Existing M&A; and (iv) 93,902,817 authorized but unissued Class B Ordinary Shares of a nominal or par value of US$0.50 each in the capital of the Company be consolidated into approximately 18,780,563 Class B Ordinary Shares of a nominal or par value of US$2.50 each, having the rights and being subject to the restrictions set out in the Existing M&A, (collectively, (i) to (iv) above, the “Share Consolidation” and the “Share Consolidation Proposal”), (B) pursuant to the Share Consolidation, the authorized share capital of the Company will be changed (i) FROM: US$65,000,000 divided into (i) 30,000,000 Class A Ordinary Shares of nominal or par value of US$0.50 each and (ii) 100,000,000 Class B Ordinary Shares of nominal or par value of US$0.50 each. (ii) US$65,000,000 divided into (i) 6,000,000 Class A Ordinary Shares of nominal or par value of US$2.50 each and (ii) 20,000,000 Class B Ordinary Shares of nominal or par value of US$2.50 each, (C) all fractional entitlements resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company is authorized to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation, and (D) any Director be authorized and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the effective date of the Share Consolidation and any other changes to the Company’s authorized share capital in connection with and as necessary to effect the Share Consolidation. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
4,044,178	60,971,830	12,009	0

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4. Shareholders approved the authorised share capital of the Company to be increased with effect immediately after the Share Consolidation: (i) FROM: US$65,000,000 divided into (i) 6,000,000 Class A Ordinary Shares of nominal or par value of US$2.50 each and (ii) 20,000,000 Class B Ordinary Shares of nominal or par value of US$2.50 each; and (ii) TO: US$300,000,000 divided into (i) 60,000,000 Class A Ordinary Shares of nominal or par value of US$2.50 each and (ii) 60,000,000 Class B Ordinary Shares of nominal or par value of US$2.50 each (the “Increase of Authorised Share Capital Proposal”). Any Director be authorised and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the Share Consolidation, including determining the effective date of the Share Consolidation and any other changes to the Company’s authorised share capital in connection with and as necessary to effect the Share Consolidation. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
4,044,292	60,971,830	11,895	0

5. Shareholders approved that subject to the Share Consolidation Proposal and the Increase of Authorized Share Capital Proposal taking effect, the proposed Sixth Amended and Restated Memorandum and Articles of Association of the Company, the form of which is set forth in Appendix A to the proxy statement, be adopted in its entirety and in substitution for and to the exclusion of the currently effective Fifth Amended and Restated Memorandum and Articles of Association of the Company (the “M&A Amendment Proposal”). Any Director be authorised and directed to do all such acts and things as it may consider necessary or desirable for the purpose of effectuating the M&A Amendment, including determining the effective date of the M&A Amendment in connection with and as necessary to effect the Share Consolidation. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
4,044,072	60,971,830	12,107	8

6. Shareholders approved to direct the chairman of the annual general meeting to adjourn the annual general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are insufficient votes to approve the proposals 1 to 5 above. The voting results were as follows:

For (Class A Ordinary Shares)	For (Class B Ordinary Shares)	Against	Abstain
4,051,749	60,971,830	4,439	0

Other

On June 8, 2026, the Company issued a press release announcing “J-Star Holding Announces Successful Annual General Meeting and Reaffirms Commitment to U.S. Advanced Manufacturing Strategy”. This press release is furnished herewith as Exhibit 99.1.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth, and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure that such expectations will be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated June 8, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-Star Holding Co., Ltd.

	By:	/s/ Jing-Bin Chiang
	Name:	Jing-Bin Chiang
	Title:	Chief Executive Officer

Date: June 8, 2026

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